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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68863

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___10/01/18___ AND ENDING ___09/30/19___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LUMA Securities LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Fifth Avenue, Suite 900
(No. and Street)

New York   NY   10003-1008
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck   (212) 897-1690
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name - if individual, state last, first, middle name)

100 Quentin Roosevelt Blvd, Suite 516   Garden City   New York   11530
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)



AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LUMA Securities LLC for the year ended September 30, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

Chief Financial Officer

Title

Notary Public

DIANE M. ELLER
Commission # GG 347753
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LUMA SECURITIES LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
            under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
            Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
            Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
            applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
            Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
            Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
            Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   Independent Auditors' Report on Applying Agreed-Upon Procedures Required Under SEC Rule
            17a-5(e)(4)
[ ]   A copy of the SIPC Supplementary Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
                the date of the previous audit (Supplementary Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]   Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[ ]   Rule 15c3-3 exemption report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUMA SECURITIES LLC

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934**

September 30, 2019

LUMA SECURITIES LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements	Page
Statement of Financial Condition	1
Notes to Statement of Financial Condition	2 - 5



JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Member of LUMA Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LUMA Securities LLC as of September 30, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LUMA Securities LLC as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LUMA Securities LLC's management. Our responsibility is to express an opinion on LUMA Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LUMA Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as LUMA Securities LLC's auditor since 2013.

Janover LLC

Garden City, New York
November 20, 2019

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2019

Assets		
Cash	$	2,067,082
Prepaid expense		5,745
	$	2,072,827
Liabilities and Member's Equity		
Liabilities:		
Deferred income	$	275,000
Due to Parent		44,900
Accrued expenses		4,225
		324,125
Commitments and contingencies		
Member's equity		1,748,702
	$	2,072,827

The accompanying notes are an integral part of these financial statements.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2019

1. **Business Organization**

    LUMA Securities LLC (the "Company"), a wholly-owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

    The Company shall continue until the earlier of (i) the written consent by the Parent that the Company should be dissolved, or (ii) the sale, transfer or other disposition of all assets of the Company.

    The liability of the member or Parent is limited to the capital held by the Company.

2. **Summary of Significant Accounting Policies**

    The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

    Basis of preparation - The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Revenue recognition – Effective October 1, 2018, the Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of October 1, 2018.

    The Company earns revenue by way of advisory fees from investment banking, which include retainers and success fees. The Company may also earn underwriting fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2019

2. Summary of Significant Accounting Policies (continued)

engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured. Interest income is recorded as earned. Unearned retainer fees are included in deferred income on the statement of financial condition, have already been received and are expected to be recognized as revenue in the next year. Deferred income is typically recognized upon closing of a transaction or if the customer terminates the engagement. Typical payment terms are as follows: retainers are received upon execution of engagement letters with customers and success fees are received upon closing of transactions. Fee amounts are calculated in accordance with the underlying agreements with customers. Substantially all revenues earned by the Company are from customers in the technology industry.

Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the tax return of its Parent.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company. Generally, taxing authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of September 30, 2019.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2019

2. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncement - In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, "Leases (Topic 842)." The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease arrangements will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the statement of financial condition, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on October 1, 2019. Management is currently evaluating the effect of adopting the new standard and does not expect the impact to be material to the Company's financial statements.

3. **Transactions with Related Parties**

The Company maintains a services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services at a cost of $44,900 per month. Generally, the Company settles the amount owed to the Parent on a monthly basis. As of September 30, 2019, the amount due to Parent is $44,900. The services agreement may be terminated upon the mutual agreement of the Company and the Parent.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital of $1,742,957 which was $1,642,957 in excess of its minimum requirement of $100,000.

The Company does not hold customers' cash or securities. As such, it is not affected by SEC Rule 15c3-3.

5. **Contract Liabilities**

For each contract with customers which includes an upfront retainer fees, any unearned retainer fees are included in deferred income on the statement of financial condition. The

Notes to Statement of Financial Condition

September 30, 2019

5. Contract Liabilities (continued)

deferred income amount represents the Company's contract liabilities which results from the timing of revenue recognition. The following table provides information about contract liabilities from contracts with customers.

Deferred income balance, beginning of year	$	79,167
Revenue recognized during the year from deferred income		(54,167)
Increase in deferred income from receipts of upfront retainer fees		250,000
Deferred income balance, end of year	$	275,000

6. Concentrations

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

7. Contingencies

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including a class action complaint arising from an initial public offering in March 2017. The Company was a member of the underwriting syndicate for the offering, and all the members of the syndicate have been named as defendants. The lead underwriter, Morgan Stanley & Co. LLC, is defending the other underwriters, including the Company. The complaint alleges that the underwriters, including the Company, violated Section 11 of the Securities Act of 1933. The underwriters are vigorously defending the action. In August 2017, a separate action was filed, alleging that the underwriting syndicate, which includes the Company, violated Section 11 of the Securities Act of 1933. In November 2017, the case was remanded to the San Mateo Superior Court. On April 17, 2018, the plaintiff stipulated to the dismissal of the unserved underwriter defendants in the case, including the Company. Thus, the cases coordinated action continues, but the Company is no longer a party. The Company believes that the outcome of these uncertainties should not have a material adverse effect on the financial condition, cash flows, or operating results of the Company.

8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since September 30, 2019 and determined that there are no material events that would require disclosure in the Company's financial statements.